1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

December 12, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Thankam Varghese

Re:	UBS Series Funds (“Registrant”)

  File Nos. 333-52965, 811-08767

Dear Ms. Varghese:

This letter responds to comments that you provided to Stephen T. Cohen and Devon M. Roberson of Dechert LLP in a telephonic discussion on November 3, 2023, with respect to Post-Effective Amendment No. 72 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on September 29, 2023 (the “Registration Statement”), relating to a new series of the Registrant, Cantor Fitzgerald Government Money Market Fund (the “fund”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

Prospectus

1.

Comment: Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the fund has entered into a fee waiver agreement with the investment adviser. Please confirm that the fee waiver agreement will remain in place for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms the fee waiver agreement will remain in place for at least one year from the effective date of the Registration Statement.

2.

Comment: Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the fee waiver agreement with the investment adviser provides that the investment adviser can recoup fees or expenses waived under the fee waiver agreement. Please disclose that any such recoupment will not cause the fund’s expense ratio after the repayment is taken into account to exceed either (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of recoupment.

Response: The Registrant hereby confirms that any recoupment of fees waived under the fee waiver agreement will not cause the fund’s expense ratio after the repayment is taken into account to exceed either (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of recoupment. The Registrant has revised the disclosure accordingly.

3.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “the fund invests at least 80% of its net assets in US government securities, including government securities subject to repurchase agreements.” Please clarify what is meant by government securities “subject to” repurchase agreements.

Response: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section has been revised accordingly to include the following additional disclosure underlined below:

In addition, under normal circumstances, the fund invests at least 80% of its net assets in US government securities, including government securities subject to repurchase agreements. Government securities subject to repurchase agreements include repurchase agreements that are collateralized fully by government securities.

4.

Comment: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “the fund may invest a significant percentage of its assets in repurchase agreements.” Please disclose how the fund defines “significant”.

Response: The “Principal strategies – Principal investments” sub-section in the “Fund summary” section has been revised accordingly to include the following additional disclosure underlined below:

The fund may invest a significant percentage of its assets (50% or more) in repurchase agreements.

5.

Comment: The “Additional information about investment strategies” sub-section in the “More information about the funds” section states the fund’s investments “also may include longer-term bonds that have variable interest rates or other special features that give them the financial characteristics of short-term debt.” Please clarify what these “special features” may include.

Response: The “Additional information about investment strategies” sub-section in the “More information about the funds” section has been revised accordingly to include the following additional disclosure underlined below:

They also may include longer-term bonds that have variable interest rates or other special features (e.g., a put option) that give them the financial characteristics of short-term debt.

Statement of Additional Information (“SAI”)

6.

Comment: The section captioned “The fund’s investments, related risks and limitations” includes disclosure regarding low or negative interest rates. Please consider whether this disclosure should be revised given the current interest rate environment.

Response: The Registrant respectfully declines to incorporate changes to the disclosure regarding low or negative interest rates. The Registrant notes that, while interest rates are currently elevated, rates have been historically low in recent years, and low interest rates present a non-principal risk for the fund. As a result, the Registrant believes the disclosure is appropriate risk disclosure for the SAI.

7.

Comment: In the “Principal underwriting arrangements” sub-section in the “Investment advisory, administration and principal underwriting arrangements” section, please disclose the type and amount of compensation paid to the fund’s principal underwriter as required by Item 25 of Form N-1A.

Response: The Registrant confirms no compensation is paid by the fund, either directly or indirectly, to the principal underwriter under the principal underwriting arrangement.

                                             *        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:        Keith A. Weller – Vice President and Secretary of UBS Series Funds

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